SEC
Mail Processing
Section

FEB 2 0 2020

Washington DC
415



20004421

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 E. High Street
_____
(No. and Street)

Ebensburg   PA   15931
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Long (814) 472-9317
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans Mehlhorn & Miller PC
_____
(Name – if individual, state last, first, middle name)

1195 Washington Pike, Suite 350 Bridgeville   PA   15017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

RNS   E.B

OATH OR AFFIRMATION

I, Patrick Long _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Investors, Inc. _____, as of December 31 _____, 20 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Pennsylvania
County of _Cambria_

(signature)
Signature

President
Title

(signature) Jessica L. Brothers
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FUND INVESTORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

FUND INVESTORS, INC.
TABLE OF CONTENTS



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fund Investors, Inc. (a Pennsylvania corporation) as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fund Investors, Inc.'s management. Our responsibility is to express an opinion on Fund Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fund Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Fund Investors, Inc.'s financial statements. The supplemental information is the responsibility of Fund Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller, PC
Certified Public Accountants

We have served as Fund Investors, Inc.'s auditor since 2014

Bridgeville, Pennsylvania

February 14, 2020

FUND INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

	2019
ASSETS	
Current Assets	
Cash and cash equivalents	$ 14,669
Accounts receivable	24,570
Securities owned, at estimated fair value	32,130
Prepaid expenses	1,758
Total Current Assets	73,127
Equipment, net of accumulated depreciation of $5,890	-
Operating lease right of use asset, net of accumulated lease cost of $3,728	43,413
Total Assets	$ 116,540
LIABILITIES	
Current Liabilities	
Accounts payable	-
Commissions payable	13,482
Short-term lease liability	$ 3,918
Total Current Liabilities	17,400
Deferred income tax liability	8,330
Long-term lease liability	39,495
Total Liabilities	65,225
Shareholder's Equity	
Common stock - $10 par value, 100,000 shares authorized, 600 shares issued and outstanding	6,000
Retained earnings	45,315
Total Shareholder's Equity	51,315
Total Liabilities and Shareholder's Equity	$ 116,540

See accompanying notes.

FUND INVESTORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Revenues		
Commissions	$	317,876
Dividend income		546
Unrealized gain on investments		7,659
Total Revenues		326,081
Expenses		
Payroll		66,117
Payroll taxes and benefits		43,599
Commissions		181,093
Operating Lease Cost		6,000
Office		98
Dues, licenses and fees		13,823
Total Expenses		310,730
Income Before Provision for Income Taxes		15,351
Provision (Benefit) for Income Taxes		
Current provision (benefit)		-
Deferred provision (benefit)		2,213
Total Provision (Benefit) for Income Taxes		2,213
Net Income	$	13,138

See accompanying notes.

FUND INVESTORS, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance - Beginning of Year	$ 6,000	$ 17,123	$ 15,054	$ 38,177
Adoption of ASU 2016-01	-	15,054	(15,054)	-
Balance - Beginning of Year, restated	6,000	32,177	-	38,177
Dividends paid	-	-	-	-
Net income (loss)	-	13,138	-	13,138
Balance - End of Year	$ 6,000	$ 45,315	$ -	$ 51,315

See accompanying notes.

4

FUND INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Cash Flows from Operating Activities:	
Net Income	$ 13,138
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Change in assets and liabilities:	
Accounts receivable	(15,413)
Prepaid expenses	175
Accounts payable	6,783
Unrealized gain on securities	(5,446)
Total adjustments	(13,901)
Net Cash Used in Operating Activities	(763)
Net Decrease in Cash and Cash Equivalents	(763)
Cash and Cash Equivalents - Beginning of Year	15,432
Cash and Cash Equivalents - End of Year	$ 14,669
Cash paid during the year for:	
Income Taxes	$ -
Interest	$ -

See accompanying notes.

5

1. ORGANIZATION AND NATURE OF BUSINESS

Fund Investors, Inc. (the Company) is a non-clearing broker dealer registered with the Financial Industry Regulatory Authority (FINRA). It is a Pennsylvania corporation engaged in the sale of mutual funds shares. The Company does not hold customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a

similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) and prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. The Company adopted ASU 2016-01 as of January 1, 2019, which requires equity securities with readily determinable fair values, to be reported as such, in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available values are carried at cost. The change in unrealized gains and losses are reported in earnings (prior to adoption of ASU 2016-01 they were reported as a separate amount of stockholder's equity). Adoption of this guidance resulted in a cumulative effect adjustment to both accumulated and other comprehensive income and the retained earnings as of January 1, 2019 in the amount of $15, 054. Realized gains and losses are computed based on specific identification of the securities sold.

Accounts Receivable

Accounts receivable represent commissions earned, maintenance fees accrued and regulatory fees due from registered representatives. No allowance has been provided based on historical collection results and management's judgment of collectability. Receivables from contracts with customers amounted to $24,075 and $8,837 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carry forwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carry forwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation

Computers and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years on a straight-line basis for financial statement purposes.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are

satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to the performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts with Customers

	2019
Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 65,341
Distribution fees	252,535
Total commission revenue	317,876
Total revenue from contracts with customers	$ 317,876

4. MARKETABLE SECURITIES

At December 31, 2019, marketable securities are classified by the company as "available for sale" and consist of:

		2019
Marketable Securities, at cost	$	3,300
Unrealized gains – prior year		21,171
Unrealized gains – current year		7,659
Total marketable securities	$	32,130

The unrealized gains are reported in earnings. The marketable securities are include in current assets on the balance sheet.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than the quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follow.

Common Stocks

The fair values of common stocks are based on the closing price reported in the active market where the individual securities are traded, when available.

The following tables present the Company's fair value hierarchy for those assets that are measured at fair value on a recurring basis at December 31, 2019:

	Fair Value	Level 1	Level 2	Level 3
December 31, 2019				
NASDAQ common stock	$ 32,130	$ 32,130	$ -	$ -
Total	$ 32,130	$ 32,130	$ -	$ -

6. CAPITAL STOCK:

The authorized, issued, and outstanding shares of capital stock at December 31, 2019, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

7. SEC RULE 15c3-3 EXEMPTION

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company claims exemptions k(1) and k(2)(i) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relation to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

8. PENSION PLAN

The Company has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf. The pension expense for the year ended December 31, 2019 is $28,874.

9. INCOME TAXES

The provision for federal income taxes for the year ended December 31, 2019 consists of the following:

	2019
Current payable	$ 0
Tax benefit of net operating loss carry forward	0
Deferred Income taxes	2,213
Total Provision (Benefit) for Income Taxes	$ 2,213

12

The Company's deferred tax assets and deferred tax liabilities at December 31, 2019 are as follows:

	2019
Total deferred tax (liability)	$ (8,330)

At December 31, 2019 the Company has a net operating loss carry forward for federal and state income tax purposes of approximately $758 and $1,455, respectively, and is readily available to reduce taxable income, if any, in subsequent years. The company estimates that the entire amount of both of these net operating loss carry forwards will be utilized prior to expiration.

With certain exceptions, the federal and state income tax returns of the Company for 2016, 2017, and 2018 are subject to examination by the IRS, generally for three years after they were filed.

10. LIABILITIES AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at December 31, 2019, or any time during the year then ended.

11. FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2019 Focus Report and the accompanying financial statements.

12. OPERATING LEASE

The Company has obligations as a lessee for office space with initial noncancellable terms of less than one year. However, the Company is reasonably certain to exercise renewal options in excess of one year. As such, the Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed payments.

For the year ended December 31, 2019, lease cost is comprised of $6,000 of operating cost.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating leases:		
Operating lease ROU asset	$	43,413
Operating lease liability, short term	$	3,918
Operating lease liability, long term	$	39,495

Other information related to the lease as of December 31, 2019 is as follows:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of the lease liability:
Operating cash flow from operating lease $ 3,728

ROU asset obtained in exchange for the lease obligation:
Operating lease $ 47,141

Reductions to the ROU asset resulting from a reduction to the lease obligation:
Operating lease $ 3,728

Remaining operating lease term: 9 years

Operating lease discount rate: 5 %

Amounts disclosed for the ROU asset obtained in exchange for a lease obligation and reductions to the ROU asset resulting from a reduction to the lease obligation include amounts added to or reduced from the carrying amount of the ROU asset resulting from new leases, lease modifications or reassessments.

Maturities of the lease liability under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$	6,000
2021		6,000
2022		6,000
2023		6,000
2024		6,000
Thereafter		24,000
Total undiscounted lease payments		54,000
Less imputed interest		(10,587)
Total lease liabilities	$	43,413

13. RELATED PARTY TRANSACTIONS

Patrick Long, the sole shareholder of Fund Investors, Inc. is also a shareholder of another non-affiliated corporation. While not affiliated, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations. Additionally, the Company has adopted the same pension plan as the common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs. Amounts reimbursed totaled $236,086 for the year ended December 31, 2019.

Patrick Long is also a member of EML, LLC, the lessor of the Company's office space.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2019. The Company's net capital as defined by SEC Rule 15c3-1 was $20,517, which is in excess of the minimum net capital required for the year end December 31, 2019. The Company's net capital ratio was 1.06 to 1 for the year ended December 31, 2019.

15. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

16. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 3, 2020, which is the date that financial statements were available to be issued.

17. ADOPTION OF NEW LEASING AND FINANCIAL INSTRUMENTS GUIDANCE

Effective January 1, 2019, the Company retrospectively changed its account methods for leases and financial instruments as a result of implementing the requirements in the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 842, *Leases*, and ASC 825-10, *Financial Instruments – Overall*.

The new lease guidance (ASU 2016-02) substantially changes current GAAP regarding lease accounting by establishing a right-of-use (ROU) model that requires lessees to record a ROU asset and a lease liability in the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either operating leases or finance leases depending on the characteristics of the lease; consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from the lease will depend on the lease classifications. The Company adopted the requirements of the new lease guidance retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. Under this method, the application date is the beginning of the reporting period of adoption.

Among other things, the new financial instruments guidance (ASU 2016-01) removes the classifications regarding equity securities, which results in recognizing the change in fair value of equity securities in net income during the year of the change in value. The Company adopted the requirements of the financial instruments guidance retrospectively as of January 1, 2019.

The adoption of the new guidance for financial instruments resulted in the following changes to equity as of January 1, 2019:

	As Previously Reported	Financial Instruments Adjustment	As Adjusted
Retained earnings	$ 17,123	$ 15,054	$ 32, 177
Accumulated other comprehensive income	15,054	(15,054)	–

The adoption of the new guidance for leases resulted in the following changes to the balance sheet as of January 1, 2019:

Operating lease ROU assets	$ 47,141
Operating lease liabilities	$ 47,141

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

	2019
Net Capital:	
Total Stockholder's Equity	$51,315
Stockholder's Equity Not Allowable For Net Capital	0
Stockholder's Equity Qualified for Net Capital	51,315
Deductions:	
Nonallowable Assets:	
Office Equipment, Net	0
Other Assets	25,978
	25,978
Net Capital Before Haircuts on Securities Position	25,337
Haircuts on Securities	4,820
Net Capital	$20,517
Aggregate Indebtedness:	
Accounts Payable	$13,482
Deferred Income Tax Liability	$8,330
Lease Liability	0
Total Aggregate Indebtedness	$21,812
Computation of Basic Net Capital Requirement:	
Minimum Capital Required	$5,000
Excess Net Capital	$15,517
Ratio: Aggregate Indebtedness to Net Capital	1.06 to 1

There are no material differences in net capital as reported on Fund Investors, Inc's 2019 Focus Report and the accompanying financial statements

17



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm - Review of Exemption Report

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fund Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fund Investors, Inc. claimed exemptions from 17 C.F.R § 240.15c3-3:(k)(1) and (k)(2)(i) - (exemption provisions) and (2) Fund Investors, Inc. stated that Fund Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fund Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fund Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 14, 2020



Fund **I**nvest⊕**RS, INC.**
Since 1987

contact@fundinvestorsinc.com

510 E. High Street
Ebensburg, PA 15931

Phone: 814.472.9317
Fax: 814.472.8200

Exemption Report

According to *SEA Rule 17a-5(d)(4)*, this Exemption Report for Fund Investors, Inc. for the entire year ended December 31, 2019 identifies the provisions in *§240.15c3-3(k)* under which the broker or dealer claimed an exemption as stated in *SEA Rule 17a-5(d)(4)*, *§240.15c3-3*.

The requirement for firms that claim a *(k)(1)* exemption are:
1. The firm's transactions as broker (agent) are limited to:
    (a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
    (b) The solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
    (c) The sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.
    NOTE: The broker-dealer may also engage in limited proprietary trading as noted in the rule.
2. The firm must promptly transmit all funds and deliver all securities received in connection with its activities, and the firm may not otherwise hold funds or securities for, or owe money or securities to, customers.

The requirement for firms that claim a *(k)(2)(i)* exemption are:
1. The firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

While engaged in the sale of mutual fund shares for the entire year ended December 31, 2019, Fund Investors, Inc. did not, at any time hold funds or securities for, or owe money or securities to, any customers and thus Fund Investors, Inc. meets the exemption provisions stated in *§240.15c3-3(k)* of *SEA Rule 17a-5(d)(4) - Exemptions to the Customer Protection Rule.*

Furthermore, Fund Investors, Inc. maintains blotters to evidence prompt transmission and these blotters accurately reflect information with respect to receipt and forwarding. There is a supervisory system in place that monitors the firm's operations as well as the firm's potential risk exposure.

President